NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Tesla, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Shareholder Association for Research & Education (SHARE)

ADDRESS OF PERSON RELYING ON EXEMPTION: Suite 510, 1155 Robson St., Vancouver, BC, Canada, V6E 1B5

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

RE: Support FOR: Item #11 Stockholder Proposal Requesting Adoption of a Freedom of Association and Collective Bargaining Policy

Annual Meeting: August 4, 2022

Contact: Simon Lewchuk, Manager Corporate Engagement & Advocacy, SHARE, slewchuk@share.ca

July 5, 2022

To Tesla Shareholders:

We are urging stockholders to vote FOR Item #11 (Stockholder Proposal Requesting Adoption of a Freedom of Association and Collective Bargaining Policy) at the Tesla, Inc. Shareholder Meeting on August 4, 2022.

The proposal calls for Tesla, Inc.’s (“Tesla” or the “Company”) board of directors to adopt and publicly disclose a policy on its commitment to respect the rights to freedom of association and collective bargaining in its operations, as reflected in the International Labour Organization (ILO) Declaration on Fundamental Principles and Rights at Work, including a commitment to non-interference when employees exercise their right to form or join trade unions, and a description of how the Company will identify and remedy any misaligned practices.

As you review the proposal, we would like to draw your attention to the following:

Rationale for a YES Vote:

-	Contrary to what the Management implies in its 2022 Proxy Statement, the Company’s current policy commitments do not constitute a freedom of association and collective bargaining policy. Tesla’s Human Rights Policy, although it references the United Nations’ Universal Declaration for Human Rights (UDHR), is notable for failing to mention freedom of association or collective bargaining, despite highlighting several other specific human rights.[1] Compliance with local law does not equate to respect for freedom of association, as many U.S. states and jurisdictions limit workers’ ability to exercise these rights. Tesla’s Supplier Code of Conduct – which does include a provision on freedom of association – does not apply to the company’s own operations, thereby creating a double standard for the company on the topic.[2]

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1 https://www.tesla.com/legal/additional-resources

2 https://www.tesla.com/sites/default/files/about/legal/tesla-supplier-code-of-conduct.pdf

-	Since at least 2017, public reports allege that Tesla has repeatedly used anti-union tactics to undermine workers’ ability to join or form a union, including threats and firing a worker for attempting to form a union.[3]

-	The CEO has contributed to a significant governance gap by publicly promising the company won’t interfere in unionization efforts at its facilities[4], despite a lack of corresponding policy commitments or accountability mechanisms to follow through on this promise.

-	These reports of Tesla’s failure to properly uphold freedom of association and collective bargaining rights, combined with the related governance gap, exposes shareholders to significant reputational, operational, legal and regulatory risks.

-	Considering the breadth and the depth of Tesla’s controversies around freedom of association, it is crucial for shareholders to understand the Company’s commitment to freedom of association and collective bargaining.

-	By asking the Company’s board of directors to adopt and publicly disclose a policy on its commitment to respect the rights to freedom of association and collective bargaining in its operations, the proposal addresses the disconnect between reports of the company’s anti-union activities on one hand, and the CEO’s public statements and company expectations of its suppliers on the other hand. It is essential that the company clarify its stance on freedom of association and that there be accountability mechanisms.

1.	Tesla has repeatedly interfered with freedom of association and collective bargaining rights

In its 2022 Proxy Statement, Tesla says the “regard for human rights is core to our mission of promoting a sustainable future”, and that it, “respect[s] internationally recognized human rights in all the areas we operate”.5 The company goes on to describe some actions it has taken to comply with local laws related to freedom of association and collective bargaining, claiming that, “these actions speak for themselves”.

According to numerous reports, however, Tesla’s actions speak to a different reality.

Over the past years, Tesla has been subject to overwhelming negative media coverage in the U.S. and internationally accusing the Company of limiting these fundamental rights. Reports document the use of several anti-union tactics, including intimidation strategies, retaliation actions and monitoring systems. These tactics are irreconcilable with Tesla’s claims about respecting freedom of association and collective bargaining rights.

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3 https://www.cnbc.com/2017/04/25/workers-involved-in-union-activities-say-tesla-is-illegally-intimidating-them.html; https://www.theguardian.com/technology/2018/sep/10/tesla-workers-union-elon-musk; https://money.cnn.com/2017/10/26/technology/tesla-uaw-firings/index.html

4 https://www.businessinsider.com/elon-musk-taunts-uaw-invitation-to-hold-tesla-union-vote-2022-3

5 https://www.sec.gov/Archives/edgar/data/1318605/000156459022024064/tsla-def14a_20220804.htm

For example:

●	Over 2017 and 2018, Tesla factory workers accused the company of firing them due to union organizing efforts, citing a “culture of fear”.[6]

●	In 2018, a Tesla employee accused the company of stopping him from handing out pro-union flyers outside a company facility.[7]

●	Over 2017 and 2018, Tesla hired a PR firm to monitor an employee Facebook group and conduct research on union organizers on social media.[8]

Regulators have also determined that the company violated workers’ rights. In March 2021, the National Labor Relations Board upheld a 2019 ruling that Tesla illegally fired a worker involved in union organizing, and that the CEO had illegally threatened workers regarding unionization.9 Specifically, the NLRB ruled that Tesla had violated the National Labor Relations Act by:

o	Coercively interrogating multiple employees about their protected activities;

o	Disciplining and discharging employees for their protected activities;

o	Maintaining an overly broad media contact provision in its confidentiality agreement; and

o	Threatening employees with loss of their stock options if they unionized.[10]

In our view, these practices are incompatible with the freedom of association and collective bargaining rights as guaranteed by the ILO and the UN Declaration.

2.	The Company has a significant governance gap on freedom of association and collective bargaining in its operations

The company CEO recently invited labor unions to organize a vote at Tesla’s California factory without interference. However, Tesla does not have any explicit policy commitments to respect the right to freedom of association and collective bargaining in its operations, nor has it demonstrated how it would effectively implement such a commitment.11

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6 https://www.cnbc.com/2017/04/25/workers-involved-in-union-activities-say-tesla-is-illegally-intimidating-them.html; https://www.theguardian.com/technology/2018/sep/10/tesla-workers-union-elon-musk; https://money.cnn.com/2017/10/26/technology/tesla-uaw-firings/index.html

7 https://www.reuters.com/article/us-tesla-nlrb/worker-testifies-that-tesla-stopped-him-from-organizing-union-idUSKBN1J803Z

8 https://www.cnbc.com/2022/06/02/tesla-paid-pr-firm-to-surveil-employees-on-facebook-in-2017-union-push.html

9 https://www.nytimes.com/2021/03/25/business/musk-labor-board.html

10 https://www.xperthr.com/news/nlrb-rules-tesla-violated-workers-rights-during-union-campaign/49838/ ; https://www.forbes.com/sites/joewalsh/2021/03/25/federal-labor-board-orders-elon-musk-to-delete-tweet/?sh=7b352eb63576

11 https://www.reuters.com/business/autos-transportation/tesla-chief-musk-invites-union-uaw-hold-vote-california-factory-2022-03-03/

This gap between public rhetoric and actual company policy, along with the negative media reports mentioned above, represents material reputational, regulatory, legal and operational risks, and creates uncertainty for the workforce.

In its 2022 Proxy Statement, the Company states that, “We endorse and base our definition of human rights on the United Nations Universal Declaration for Human Rights (UDHR). The UDHR focuses on dignity, respect and equality, without discrimination, and recognizes the right to freedom of association and collective bargaining.”12 While it is true that the UDHR recognizes these rights, Tesla has curiously omitted any mention whatsoever of freedom of association and collective bargaining from policy commitments pertaining to its operations, including the Company’s Human Rights Policy and Code of Business Ethics.13 Simply mentioning the UDHR does not constitute or imply a policy commitment to freedom of association and collective bargaining, nor has the company committed to not interfere with union rights and collective bargaining or prohibit intimidation and retaliation.

In its 2020 assessment, the Corporate Human Rights Benchmark scored Tesla a dismal 6.3 out of 100 citing, amongst other shortcomings, the company’s policy gaps related to freedom of association and collective bargaining.14

Many of Tesla’s peers, including Adient15, Aptiv16, Dana Incorporated17, Ford18, General Motors19, Goodyear20, Lear21 and Visteon22 explicitly reference freedom of association in their human rights policies, which are applicable to operations.

Further, the company claims in its 2022 Proxy Statement that, “Our commitment to human rights is so deeply ingrained in our values that we also require all of our suppliers to follow our Supplier Code of Conduct, which mandates our suppliers to respect the right of all workers to form and join trade unions of their own choosing, to bargain collectively, to engage in peaceful assembly, as well as respect the right of workers to refrain from such activities.” Tesla’s Supplier Code of Conduct is just that: it applies to suppliers, not the company’s own operations. Pointing to an expectation of suppliers that the company does not explicitly hold itself to does not address the substance of the proposal.

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12 https://www.sec.gov/Archives/edgar/data/1318605/000156459022024064/tsla-def14a_20220804.htm

13 https://www.tesla.com/legal/additional-resources

14 https://assets.worldbenchmarkingalliance.org/app/uploads/2020/11/Tesla-CHRB-scorecard-2020.pdf

15 https://investors.adient.com/~/media/Files/A/Adient-IR/goverance-docs/adient-ethics-policy-nov-2016.pdf

16 https://www.aptiv.com/docs/default-source/legal-statements/diversity-equality-and-human-rights-policy.pdf?sfvrsn=a14b2e3e_2

17 https://www.dana.com/company/sustainability-and-social-responsibility/governance-ethics-and-compliance

18 https://corporate.ford.com/content/dam/corporate/us/en-us/documents/reports/human-rights-report.pdf

19 https://www.gmsustainability.com/_pdf/policies/GM_Global_Human_Rights_Policy.pdf

20 https://corporate.goodyear.com/us/en/about/mission/human-rights-policy.html

21 https://www.aptiv.com/docs/default-source/legal-statements/diversity-equality-and-human-rights-policy.pdf?sfvrsn=a14b2e3e_2

22 https://visteon.com/wp-content/uploads/2020/11/VC-Code-of-Basic-HR-and-WC.08.20.2020.pdf

It also bears noting that the actions described by the company in its 2022 proxy statement related to workplace participation and representation such as its works council in Germany, Integrity Line, and Take Charge program, do not relate to workers’ ability to join or form a union.23

Lastly, the Company states that, “we comply with all applicable local laws related to freedom of association and collective bargaining”. Compliance with local laws is not enough. In many cases, local laws do not adequately protect freedom of association and collective bargaining; therefore, it is not sufficient for companies to say that they simply comply with all applicable local laws.

An explicit policy commitment to respect the rights to freedom of association and collective bargaining in Tesla’s operations (along with corresponding due diligence processes to identify, prevent, mitigate and account for adverse impacts on these rights) is necessary to clarify the company’s position on this issue and provide a public expression of the company’s understanding of its responsibility to respect fundamental labor rights, as per the ILO Fundamental Principles and Rights at Work & the UN Guiding Principles on Business and Human Rights. It is reasonable to expect that employees and other stakeholders may be confused about the company’s stance on these matters, and would benefit from an explicit policy.

By failing to have an explicit and formal policy commitment, applicable to its own operations, on the rights to freedom of association and collective bargaining, Tesla has created a governance vacuum and failed to address the concerns of investors.

3.	Failure to uphold human rights represents material risks to shareholders

We acknowledge the Company’s public commitment to respect human rights generally. However, omission of any policy commitments to respect and not interfere with freedom of association and collective bargaining rights in its operations, along with the Company’s misaligned actions on the topic, expose shareholders to reputational, legal, regulatory and operational risks. Those material risks could negatively impact shareholders’ long-term value and significantly deteriorate the Company’s reputation globally.

Freedom of association and collective bargaining can enhance shareholder value through improved health and safety24; encouraging workforce training and skills development25; increased productivity26; promoting diversity, equity and inclusion27; and strengthening human rights due diligence28. Addressing labour relations and labour rights is also an avenue proposed by the UN Principles for Responsible Investment (PRI) for investors to mitigate the systemic risk of inequality.29

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23 Works councils are constituted by statute in Germany; they are distinct from trade unions, and have separate duties (e.g. works councils do not negotiate collective bargaining agreements). The Integrity Line allows employees to anonymously report concerns, but is not a mechanism for workers to collectively represent their interests to the company. Similarly, the Take Charge program enables employees to report issues and suggestions on safety, security and work practices, but is not a substitute for a trade union.

24 http://oem.bmj.com/content/early/2018/06/13/oemed-2017-104747

25 https://www.oecd-ilibrary.org/employment/negotiating-our-way-up_1fd2da34-en

26 https://doi.org/10.1093/ej/ueaa048; https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle

27 https://hummedia.manchester.ac.uk/institutes/code/research/projects/racism-at-work/tuc-report-executive-summary.pdf; https://www.epi.org/publication/unions-help-reduce-disparities-and-strengthen-our-democracy/

28 https://www.theglobaldeal.com/resources/The%20Business%20Case%20for%20Social%20Dialogue_FINAL.pdf

29 https://www.unpri.org/download?ac=5599

As criticism and scrutiny grows against Tesla’s human capital and workforce practices30, including anti-union practices, racial discrimination lawsuits,31 and poor workplace practices in China,32 the Company has failed to meet workers’ and shareholders’ basic expectations on these issues. Alongside the current context of post-pandemic workforce organizing efforts playing out at other major companies - including Amazon33, Starbucks34, and Microsoft35 - and growing interest in and acceptance of unionization36, an explicit policy commitment to freedom of association and collective bargaining is essential.

Without a formal and explicit policy commitment to respect freedom of association and collective bargaining in its operations, aligned with ILO and the UN Declarations, investors will remain unable to understand the Company’s current and long-term strategy on these issues and take informed investment decisions.

In light of the severity of the issues described above and in global media coverage, we urge shareholders to support the proposal.

If you have any questions please contact Simon Lewchuk (SHARE) at slewchuk@share.ca, Mary Beth Gallagher (Domini Impact Investments) at mgallagher@domini.com, or Emma Bayes (SOC Investment Group) at ebayes@socinvestmentgroup.com

Vote “FOR” Item #11 (Stockholder Proposal Requesting Adoption of a Freedom of Association and Collective Bargaining Policy) at the annual general meeting on August 4, 2022.

30 https://www.theguardian.com/technology/2022/may/12/elon-musk-praises-chinese-workers-for-extreme-work-culture; https://www.businessinsider.com/tesla-lawsuits-former-workers-claim-racial-discrimination-sexual-harassment-2022-3; https://observer.com/2022/04/tesla-shanghai-gigafactory-resume-production-amid-covid-lockdown/

23 https://www.dfeh.ca.gov/wp-content/uploads/sites/32/2022/02/TeslaPR2.10.22.pdf; https://www.nytimes.com/2022/02/10/technology/tesla-racial-discrimination-california-suit.html

31 https://fortune.com/2022/05/10/elon-musk-tesla-shanghai-plant-workers-sleeping-on-site-working-12-hour-shifts-six-days-a-week/

32 https://www.nytimes.com/2022/04/01/technology/amazon-union-staten-island.html

33 https://www.thrillist.com/news/nation/starbucks-unions-what-it-means

34 https://www.geekwire.com/2022/microsofts-union-pledge-and-the-new-era-of-organized-labor-in-tech/

35 https://news.gallup.com/opinion/polling-matters/392027/future-unions.aspx

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